Filed Pursuant to Rule 433
Registration Statement No. 333-228614

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped LIRNs® Linked to the SPDR®  Gold Shares
Issuer	The Bank of Nova Scotia (“BNS”)

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure	The SPDR® Gold Shares (Bloomberg symbol: “GLD”)
Payout Profile at Maturity	• 1.2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100.00% of your principal at risk
Capped Value	[$11.90 to $12.30] per unit, a [19.00% to 23.00%] return over the principal amount, to be determined on the pricing date.
Threshold Value	100.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000091412120000699/bn54724255-fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•     Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•     Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•     Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the commodity held by the SPDR® Gold Trust (the “Underlying Fund”).
•     The initial estimated value of the notes on the pricing date will be less than their public offering price.
•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•     You will have no rights of a holder of the Market Measure or the commodity held by the Underlying Fund, and you will not be entitled to receive shares or dividends of the Market Measure or the commodity held by the Underlying Fund.
•     There are liquidity and management risks associated with the Underlying Fund.
•     The performance of the Market Measure may not correlate with the performance of the commodity held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the commodity held by the Underlying Fund may be adversely affected, sometimes materially.
•     If the liquidity of the commodity held by the Underlying Fund is limited, the value of the Market Measure and, therefore, the return on the notes would likely be impaired.
•     Suspension or disruptions of market trading in the commodity held by the Underlying Fund may adversely affect the value of your notes.
•     The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

	Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
	-100.00%	$0.00	-100.00%
	-50.00%	$5.00	-50.00%
	-15.00%	$8.50	-15.00%
	-10.00%	$9.00	-10.00%
	-6.00%	$9.40	-6.00%
	-3.00%	$9.70	-3.00%
	0.00%	$10.00	0.00%
	2.00%	$10.24	2.40%
	5.00%	$10.60	6.00%
	10.00%	$11.20	12.00%
	17.50%	$12.10(2)	21.00%
	20.00%	$12.10	21.00%
	30.00%	$12.10	21.00%
	40.00%	$12.10	21.00%
	50.00%	$12.10	21.00%
	60.00%	$12.10	21.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	The hypothetical Redemption Amount per unit cannot exceed the hypothetical Capped Value.